Edgetech Services, Inc.

18 Wynford Drive, Suite 615

Toronto, Ontario M3C 3S2

                                    May 31, 2005

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

                        Re:        Edgetech Services, Inc. (the "Company")

                                      Registration Statement on Form SB-2

                                      Filed May 26, 2005

                                      File No. 333-116803

Ladies and Gentlemen:

        We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company intends to enter into a transaction that will require the issuance of shares. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Marc Ross at (212) 930-9700.

        Thank you for your assistance in this matter.

                   EDGETECH SERVICES, INC.

                    By: /s/ Sang-Ho Kim

                    Sang-Ho Kim

                     President